Filed by Harrah's Entertainment, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment, Inc.
Commission File No.: 001-14573

        This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Harrah's on July 15, 2004, and is incorporated by reference into this filing.

        On July 21, 2004 Harrah's issued a press release reporting its financial results for the quarter ended June 30, 2004. The press release was filed by Harrah's on Form 8-K today, July 21, 2004. The text of the press release is as follows:

Contact:	Brad Belhouse—Investors Harrah's Entertainment, Inc. (702) 407-6367	Gary Thompson—Media Harrah's Entertainment, Inc. (702) 407-6529

Release #HET 04-0458

Harrah's Entertainment Reports Record Results For 2004 Second Quarter;
Revenues, Property EBITDA, Earnings Per Share Increase

        LAS VEGAS, July 21, 2004—Harrah's Entertainment, Inc. (NYSE:HET) today reported record second-quarter revenues of $1.13 billion, up 4.5 percent from revenues of $1.08 billion in the 2003 second quarter.

        Property Earnings Before Interest, Taxes, Depreciation and Amortization (Property EBITDA) rose 6.2 percent to a second-quarter record of $301.1 million from Property EBITDA of $283.6 million in the year-earlier period. Second-quarter Adjusted Earnings Per Share increased to a record 79 cents, up 6.8 percent from the 74 cents achieved in 2003's second-quarter.

        Property EBITDA and Adjusted EPS are not Generally Accepted Accounting Principles (GAAP) measurements but are commonly used in the gaming industry as measures of performance and as a basis for valuation of gaming companies. In addition, analysts' per-share earnings estimates for gaming companies are comparable to Adjusted EPS. Reconciliations of Adjusted EPS to GAAP EPS and Property EBITDA to income from operations are attached to this release.

        Second-quarter income from operations rose 10.4 percent to a record $202.4 million from $183.3 million in the year-earlier quarter. Second-quarter net income was a record $90.2 million, up 17.6 percent from $76.7 million in the 2003 second quarter. Diluted earnings per share from continuing operations for the 2004 second quarter was 79 cents, 14.5 percent higher than the 69 cents achieved in the 2003 second quarter.

Strong Demand, Diversification Drive Growth

        "The second quarter proved the effectiveness of our unique loyalty strategy, which is focused on the delivery of superior service and recognition to more customers in more markets than any other casino operator," said Gary Loveman, Harrah's Entertainment's president and chief executive officer. "The marketing and technological capabilities we use to promote customer loyalty helped boost cross-market play that benefited our Southern Nevada operations in particular, leading to another quarter of same-store sales growth. We plan to apply these same capabilities to the properties we will add to our portfolio when we close on the Caesars transaction."

        On July 15, Harrah's signed a definitive agreement to acquire Caesars Entertainment, Inc., which operates 28 casinos, including 17 in the United States. Caesars has a significant presence in Las Vegas, Atlantic City and Mississippi. The transaction is expected to take about a year to complete.

        Second-quarter 2004 same-store revenues increased 4.6 percent over the year-ago period. Cross-market play—gaming by customers at Harrah's properties other than their "home" casino—rose 11.9 percent from the second quarter of 2003. Tracked play—gaming by customers using the company's Total Rewards player cards—increased 8.5 percent from the year-ago second quarter.

        For the 2004 first half, revenues rose 4.6 percent to $2.24 billion from $2.14 billion in the year-ago period. Property EBITDA increased to $588.6 million, up 3.8 percent from $567.3 million in the 2003 first half. Adjusted EPS was $1.55, 4.0 percent higher than the $1.49 achieved in the first six months of 2003.

        First-half income from operations was $390.4 million, up 4.5 percent from $373.7 million in the 2003 first half. Net income rose 9.0 percent to $172.0 million from $157.8 million in the first six months of 2003. First-half diluted earnings per share was $1.52, up 6.3 percent from $1.43 in the 2003 first half.

        Among second-quarter highlights:

  •
  The company sold $750 million of unsecured 5.50 percent Senior Notes, due July 2010, in a private-placement transaction. Net proceeds were used to reduce outstanding debt and for general corporate purposes. As part of the transaction, Harrah's became the first major casino company to include a minority investment-banking firm in a debt offering.

  •
  Harrah's also reduced the interest rate, extended the maturity date and increased the borrowing capacity of its bank credit facilities to $2.5 billion from $1.9625 billion; the agreement also allows an increase in the total borrowing capacity up to $3 billion if Harrah's and its bank lenders agree.

  •
  Harrah's hosted the largest World Series of Poker ever, attracting more than 13,000 players who generated a total prize pool of nearly $50 million, more than double the 2003 total. On July 6, ESPN began airing an unprecedented 22 hours of original 2004 World Series programming that is expected to be repeated throughout the year.

  •
  The new permanent casino at Louisiana Downs opened, raising the total number of slot machines at the facility to more than 1,400 and adding significantly enhanced non-gaming amenities for customers.

  •
  Construction began on a $142 million, 450-room luxury hotel tower at Harrah's New Orleans. The 26-story tower is expected to open in early 2006.

  •
  Harrah's received Pennsylvania regulatory approval to buy a 50 percent ownership interest in Chester Downs & Marina, L.L.C., which is licensed to develop a harness-racing facility near Philadelphia. Early in the third quarter, the Pennsylvania Legislature passed and the governor signed a bill allowing up to 3,000 slot machines at each of eight race tracks and four stand-alone slot parlors, with the potential for adding 2,000 more slots at each of those locations.

  •
  The Rhode Island Legislature approved a November referendum on development of a Harrah's-owned casino venture with the Narragansett Tribe in West Warwick. The governor subsequently vetoed the bill, and Harrah's is awaiting further legislative developments.

  •
  The National Indian Gaming Commission approved a seven-year extension of Harrah's management contract for Harrah's Cherokee, which is owned by the Eastern Band of Cherokee Indians.

  •
  Market Metrix, LLC named Harrah's the top-ranked casino operator in the measurement firm's latest quarterly customer-satisfaction survey of 35,000 American consumers. The company's Web site, www.harrahs.com, also received the No. 1 ranking in the Hotel Reservations Web Site category.

        On July 1, just after the end of the second quarter, Harrah's completed its approximately $1.45 billion acquisition of Horseshoe Gaming Holding Corp., which operates casino-entertainment facilities in Hammond, Indiana; Tunica, Mississippi; and Bossier City, Louisiana. The transaction raised Harrah's U.S. portfolio of owned or managed properties to 28.

        "Our second-quarter operating results were highlighted by stellar performances at several properties and a continuation of the positive same-store momentum that has gained steam since late last year," Loveman said. "Those gains were driven by the successful execution of the customer-loyalty strategy that distinguishes Harrah's from other operators.

        "In particular, continued refinements to our Total Rewards player-card program contributed to the increases in cross-market and tracked play," Loveman said. "And by the end of the second quarter, we'd completed conversions on almost 90 percent of the slot machines we plan to change to Fast Cash, the coinless slot system that has proven so popular with our players.

        "There were also several recent developments that position us better than ever to deliver sustainable long-term earnings growth through a variety of means," Loveman said. "The Horseshoe Gaming acquisition enhances our position as the leading distributor of casino entertainment in the United States—a position that will benefit the customers of both enterprises.

        "We were delighted to welcome the more than 7,300 Horseshoe employees to the Harrah's family," Loveman said. "They've done a terrific job of delivering on the promises the Horseshoe brand makes to its customers, and we look forward to working with and learning from them.

        "During the second quarter, our industry-leading financial strength and investment-grade credit rating enabled us to sell $750 million of senior notes and increase our bank borrowing capacity," Loveman said.

        "We are continuing to grow our existing properties," he said. "During the second quarter, for example, we opened our permanent casino at Louisiana Downs and began construction on a 450-room luxury hotel at Harrah's New Orleans. And we are scheduled to open a 200-room hotel at Harrah's St. Louis later this quarter, adding to the substantially expanded food and beverage facilities that opened in the second quarter. Finally, Harrah's North Kansas City is developing a 206-room hotel tower and casino expansion that will include four new restaurants and a second parking garage.

        "We're extremely excited about the Caesars transaction, which will solidify our position as the preeminent distributor of casino entertainment," Loveman said. "We will gain first-class assets in three major markets—Las Vegas, Atlantic City and Mississippi—that have stable tax environments and casino-entertainment clusters that draw customers from other areas.

        "We will combine into one company three of the most storied brands in gaming—Caesars, Horseshoe and Harrah's, all with a great tradition of success," Loveman said. "And we'll strengthen our reputation for customer-service excellence by uniting the best management and employee teams in the gaming industry.

        "We believe there is a big opportunity for us to apply our capabilities to enhance the value of the Caesars assets, deliver long-term gains to shareholders and provide rewarding careers to employees," Loveman said. "Our employees have enjoyed great successes using those tools, and we believe the Caesars team will be equally successful.

        "We admire what Caesars' management and employees have accomplished without having access to the industry-leading marketing and technological capabilities that have driven strong same-store sales gains at Harrah's over the past three years," Loveman said. "We're confident they'll find our capabilities will help them achieve similar results.

        "In the past three months, we have recorded continued same-store revenue growth, increased earnings, seen a number of potential development projects enter the pipeline, added three premier casinos to our portfolio and announced an acquisition that would double our size and provide superior growth opportunities," Loveman said. "I believe our future has never looked brighter."

West Region Again Posts Record Results

West Results
(in millions)

	2004 Second Quarter	2003 Second Quarter	Percent Increase (Decrease)	2004 First Six Months	2003 First Six Months	Percent Increase (Decrease)
Northern Nevada
Total revenues	$111.8	$106.3	5.2%	$217.3	$210.6	3.2%
Income from operations	14.9	12.6	18.3%	23.6	24.5	-3.7%
Property EBITDA	25.7	22.4	14.7%	44.2	43.7	1.1%
Southern Nevada
Total revenues	272.7	221.4	23.2%	531.3	449.5	18.2%
Income from operations	66.0	42.7	54.6%	131.4	87.6	50.0%
Property EBITDA	82.7	61.0	35.6%	164.9	124.7	32.2%
Total West
Total revenues	384.5	327.7	17.3%	748.6	660.1	13.4%
Income from operations	80.9	55.3	46.3%	155.0	112.1	38.3%
Property EBITDA	108.4	83.4	30.0%	209.1	168.4	24.2%

        Continued strong cross-market play at Harrah's Las Vegas and the Rio and new entertainment attractions in Lake Tahoe propelled Harrah's West Region to record results.

        Southern Nevada revenues rose 23.2 percent, income from operations gained 54.6 percent and Property EBITDA increased 35.6 percent from the 2003 second quarter.

        Northern Nevada revenues rose 5.2 percent to a record level from the second quarter last year, while income from operations gained 18.3 percent and Property EBITDA was 14.7 percent higher.

        "With each Southern Nevada property posting record results and Lake Tahoe performing well, we continue to be enthusiastic about the West Region outlook," said Tim Wilmott, Harrah's chief operating officer.

        For the 2004 first half, West Region revenues were up 13.4 percent, income from operations rose 38.3 percent and Property EBITDA gained 24.2 percent from the first half of 2003.

East Region Results Decline

East Results
(in millions)

	2004 Second Quarter	2003 Second Quarter	Percent Increase (Decrease)	2004 First Six Months	2003 First Six Months	Percent Increase (Decrease)
Harrah's Atlantic City
Total revenues	$104.5	$112.9	-7.4%	$204.9	$215.1	-4.7%
Income from operations	28.0	37.7	-25.7%	54.1	67.6	-20.0%
Property EBITDA	37.4	46.3	-19.2%	72.4	84.7	-14.5%
Showboat Atlantic City
Total revenues	89.4	93.1	-4.0%	170.8	169.3	0.9%
Income from operations	24.1	25.3	-4.7%	42.6	39.0	9.2%
Property EBITDA	32.3	32.4	-0.3%	58.5	52.4	11.6%
Total East
Total revenues	193.9	206.0	-5.9%	375.7	384.4	-2.3%
Income from operations	52.1	63.0	-17.3%	96.7	106.6	-9.3%
Property EBITDA	69.7	78.7	-11.4%	130.9	137.1	-4.5%

        Results for Harrah's two Atlantic City properties fell due to competition from the city's first new hotel-casino in more than a decade. Second-quarter revenues declined 5.9 percent, income from operations fell 17.3 percent and Property EBITDA decreased 11.4 percent from the year-earlier period.

        "As the economy continues to improve and we reach the anniversary of the opening of the new competitor facility, we look forward to a return to growth in Atlantic City," Wilmott said.

        For the first half, East Region revenues declined 2.3 percent, income from operations fell 9.3 percent and Property EBITDA was 4.5 percent lower than in the year-earlier period.

North Central Region Results Improve

North Central Results
(in millions)

	2004 Second Quarter	2003 Second Quarter	Percent Increase (Decrease)	2004 First Six Months	2003 First Six Months	Percent Increase (Decrease)
Illinois/Indiana
Total revenues	$171.1	$174.8	-2.1%	$345.7	$353.3	-2.2%
Income from operations	22.4	20.5	9.3%	46.5	55.6	-16.4%
Property EBITDA	31.5	29.0	8.6%	64.3	73.3	-12.3%
Iowa
Total revenues	64.0	59.9	6.8%	124.7	118.6	5.1%
Income from operations	33.1	9.1	N/M	41.0	17.5	N/M
Property EBITDA	22.8	13.7	66.4%	36.4	26.6	36.8%
Missouri
Total revenues	109.7	108.7	0.9%	218.1	218.2	0.0%
Income from operations	18.0	22.8	-21.1%	36.6	44.5	-17.8%
Property EBITDA	28.6	31.8	-10.1%	56.4	62.0	-9.0%
Total North Central
Total revenues	344.8	343.4	0.4%	688.5	690.1	-0.2%
Income from operations	73.5	52.4	40.3%	124.1	117.6	5.5%
Property EBITDA	82.9	74.5	11.3%	157.1	161.9	-3.0%

N/M = Not Meaningful

        The North Central Region's second-quarter results benefited from legislation lowering the gaming-tax rate affecting the Bluffs Run racetrack casino in Iowa. The company had been accruing gaming taxes at a higher rate as it awaited the resolution of the rate issue, and recorded a $3.7 million adjustment of the first-quarter accrual due to the reduction in the tax rate. The company also adjusted its tax accrual for prior periods by $16.6 million, and recorded this component of the adjustment to the write-downs, reserves and recoveries account. The prior-periods component is excluded from Adjusted EPS.

        Second-quarter North Central Region revenues were flat, while income from operations rose 40.3 percent and Property EBITDA increased 11.3 percent.

        Strong gains at Harrah's East Chicago and Metropolis facilities offset lower results stemming from the revised operations model implemented at Harrah's Joliet following last year's Illinois tax increase. As a result, combined Illinois and Indiana second-quarter revenues fell 2.1 percent, but income from operations rose 9.3 percent, and Property EBITDA was 8.6 percent higher.

        The company's two Iowa properties posted record second-quarter results, with revenues 6.8 percent higher than in the year-ago period. Income from operations more than tripled and Property EBITDA increased 66.4 percent due in part to the tax-accrual adjustment.

        Combined second-quarter revenues at Harrah's two Missouri properties were about level with the 2003 second quarter's, but income from operations declined 21.1 percent and Property EBITDA decreased 10.1 percent. Improved results at St. Louis were more than offset by declines in Kansas City, which faced increased competition due to significant expansions by two of the three competitors in that market.

        For the 2004 first half, North Central Region revenues were flat, income from operations was 5.5 percent higher and Property EBITDA was down 3.0 percent from the 2003 first half.

South Central Region Reports Higher Second-Quarter Results

South Central Results
(in millions)

	2004 Second Quarter	2003 Second Quarter	Percent Increase (Decrease)	2004 First Six Months	2003 First Six Months	Percent Increase (Decrease)
Louisiana
Total revenues	$167.0	$159.3	4.8%	$347.8	$319.2	9.0%
Income from operations	19.9	19.5	2.1%	47.2	46.7	1.1%
Property EBITDA	32.6	32.6	0.0%	69.8	70.6	-1.1%
Mississippi
Total revenues	20.0	20.9	-4.3%	41.1	41.1	-0.0%
Income from operations	3.5	3.4	2.9%	6.9	6.2	11.3%
Property EBITDA	5.1	4.9	4.1%	10.1	9.4	7.4%
Total South Central
Total revenues	187.0	180.2	3.8%	388.9	360.3	7.9%
Income from operations	23.4	22.9	2.2%	54.1	52.9	2.3%
Property EBITDA	37.7	37.5	0.5%	79.9	80.0	-0.1%

        At Harrah's Louisiana and Mississippi properties, revenues rose 3.8 percent, income from operations increased 2.2 percent and Property EBITDA was 0.5 percent higher than in the year-ago second quarter.

        The 2004 second quarter included results from Harrah's Shreveport through May 19, when that property was sold to another operator, and from Louisiana Downs, where 900 slot machines were introduced in late May 2003; the total was increased to just over 1,400 in May 2004.

        "Combined, our New Orleans and Lake Charles, Louisiana, properties posted double-digit gains in revenues and income from operations," Wilmott said.

        First-half revenues for the South Central properties rose 7.9 percent, income from operations increased 2.3 percent and Property EBITDA was flat compared with the first half of 2003.

Managed Properties And Other Items

        Second-quarter management-fee revenues were down 20.6 percent from the year-ago period due to lower fee schedules associated with contract extensions.

        Second-quarter development costs rose to $6.1 million from $3.6 million in the 2003 second quarter.

        Corporate expense was level with the 2003 second quarter. Interest expense was 1.2 percent higher than in the 2003 second quarter.

        During the second quarter, Harrah's Entertainment made a $10 million endowment to The Harrah's Foundation, a non-profit corporation that provides charitable contributions to qualifying organizations in communities served by Harrah's. The $10 million expense resulting from this action is recorded in write-downs, reserves and recoveries. Also included in write-downs, reserves and recoveries is the $16.6 million adjustment of the prior period gaming tax accruals for the Bluffs Run property resulting from the passage of legislation lowering the gaming-tax rate.

        The effective income tax rate after minority interest for the 2004 second quarter was 37.1 percent, similar to the full year 2003 and the first quarter of 2004.

        On July 1, the company's Horseshoe Gaming subsidiary called for redemption of all $535 million of its outstanding 8 5/8 percent Senior Subordinated Notes, due July 2009. Noteholders will receive a redemption price equal to 104.313 percent of the principal amount of the notes, plus accrued and unpaid interest through the redemption date of August 2, 2004.

        Harrah's Entertainment will host a conference call Wednesday, July 21, 2004, at 9:00 a.m. Eastern Daylight Time to review its 2004 second-quarter results. Those interested in participating in the call should dial 1-888-399-2695, or 1-706-679-7646 for international callers, approximately 10 minutes before the call start time.

        A taped replay of the conference call can be accessed at 1-800-642-1687, or 1-706-645-9291 for international callers, beginning at 12:00 p.m. EDT Wednesday, July 21. The replay will be available through 11:59 p.m. EDT on Tuesday, July 27. The passcode number for the replay is 8388518.

        Interested parties wanting to listen to the live conference call on the Internet may do so on the company's web site—www.harrahs.com—in the Investor Relations section behind the "About Us" tab.

        Founded 66 years ago, Harrah's Entertainment, Inc. owns or manages through various subsidiaries 28 casinos in the United States, primarily under the Harrah's brand name. Harrah's Entertainment is focused on building loyalty and value with its valued customers through a unique combination of great service, excellent products, unsurpassed distribution, operational excellence and technology leadership.

        More information about Harrah's is available at www.harrahs.com.

        This release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial results. We have based these forward-looking statements on our current expectations and projections about future events.

        We caution the reader that forward-looking statements involve risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission:

  •
  the effect of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular;

  •
  construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues;

  •
  the effects of environmental and structural building conditions relating to the company's properties;

  •
  our ability to complete the Caesars Entertainment acquisition and to timely and cost effectively integrate into our operations the companies that we acquire, including Caesars and Horseshoe Gaming Holding Corp.;

  •
  access to available and feasible financing;

  •
  changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies;

  •
  litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation;

  •
  ability of our customer-tracking, customer-loyalty and yield-management programs to continue to increase customer loyalty and same-store sales;

  •
  our ability to recoup costs of capital investments through higher revenues;

  •
  acts of war or terrorist incidents;

  •
  abnormal gaming holds; and

  •
  the effects of competition, including locations of competitors and operating and market competition.

        Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

—MORE—

HARRAH'S ENTERTAINMENT, INC.
CONSOLIDATED SUMMARY OF OPERATIONS
(UNAUDITED)

	Second Quarter Ended		Six Months Ended
(In thousands, except per share amounts)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Revenues	$1,129,006	$1,080,220	$2,238,172	$2,139,149
Property operating expenses	(827,883)	(796,605)	(1,649,579)	(1,571,897)
Depreciation and amortization	(81,976)	(79,010)	(160,048)	(157,538)

Operating profit	219,147	204,605	428,545	409,714
Corporate expense	(15,802)	(15,742)	(30,532)	(27,846)
(Losses)/income on interests in nonconsolidated affiliates	(150)	(24)	284	(86)
Amortization of intangible assets	(1,207)	(1,200)	(2,443)	(2,399)
Project opening costs and other items	406	(4,327)	(5,428)	(5,645)

Income from operations	202,394	183,312	390,426	373,738
Interest expense, net of interest capitalized	(58,854)	(58,208)	(117,100)	(117,082)
Loss on early extinguishment of debt	—	(2,141)	—	(2,141)
Other income, including interest income	1,857	4,810	4,098	5,495

Income before income taxes and minority interests	145,397	127,773	277,424	260,010
Provision for income taxes	(53,225)	(46,104)	(101,431)	(94,918)
Minority interests	(1,935)	(3,735)	(4,025)	(6,895)

Income from continuing operations	90,237	77,934	171,968	158,197
Discontinued operations, net of tax	—	(1,250)	—	(433)
Net income	$90,237	$76,684	$171,968	$157,764

Earnings per share—basic
Income from continuing operations	$0.81	$0.72	$1.55	$1.45
Discontinued operations, net of tax	—	(0.01)	—	—

Net income	$0.81	$0.71	$1.55	$1.45

Earnings per share — diluted
Income from continuing operations	$0.79	$0.70	$1.52	$1.43
Discontinued operations, net of tax	—	(0.01)	—	—

Net income	$0.79	$0.69	$1.52	$1.43

Weighted average common shares outstanding	111,683	108,786	111,156	108,641

Weighted average common and common equivalent shares outstanding	113,573	110,373	112,967	110,168

HARRAH'S ENTERTAINMENT, INC.
SUPPLEMENTAL OPERATING INFORMATION
(UNAUDITED)

	Second Quarter Ended		Six Months Ended
(In thousands)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Revenues
West Region	$384,468	$327,693	$748,599	$660,082
East Region	193,893	205,973	375,670	384,422
North Central Region	344,801	343,421	688,488	690,092
South Central Region	186,992	180,243	388,872	360,317
Managed	14,998	18,896	29,554	36,008
Other	3,854	3,994	6,989	8,228

Total revenues	$1,129,006	$1,080,220	$2,238,172	$2,139,149

Income from operations
West Region	$80,901	$55,276	$154,990	$112,131
East Region	52,149	62,990	96,722	106,622
North Central Region	73,512	52,357	124,075	117,596
South Central Region	23,362	22,895	54,058	52,867
Managed	12,843	16,877	25,037	31,644
Other	(24,571)	(11,341)	(33,924)	(19,276)
Corporate expense	(15,802)	(15,742)	(30,532)	(27,846)

Total income from operations	$202,394	$183,312	$390,426	$373,738

Property EBITDA*
West Region	$108,411	$83,432	$209,123	$168,405
East Region	69,763	78,739	130,923	137,130
North Central Region	82,855	74,485	157,054	161,851
South Central Region	37,637	37,522	79,873	80,027
Managed	12,923	16,896	25,173	31,683
Other	(10,466)	(7,459)	(13,553)	(11,844)

Total Property EBITDA	$301,123	$283,615	$588,593	$567,252

Project opening costs and other items
Project opening costs	$(4,133)	$(4,122)	$(6,568)	$(4,589)
Writedowns, reserves and recoveries	4,539	(205)	1,140	(1,056)

Total project opening costs and other items	$406	$(4,327)	$(5,428)	$(5,645)

*
Property EBITDA (earnings before interest, taxes, depreciation and amortization) consists of Income from operations before depreciation and amortization, writedowns, reserves and recoveries, project opening costs, corporate expense, income/(losses) on interests in nonconsolidated affiliates, venture restructuring costs and amortization of intangible assets. Property EBITDA is a supplemental financial measure used by management, as well as industry analysts, to evaluate our operations. However, Property EBITDA should not be construed as an alternative to Income from operations (as an indicator of our operating performance) or to Cash flows from operating activities (as a measure of liquidity) as determined in accordance with generally accepted accounting principles. All companies do not calculate EBITDA in the same manner. As a result, Property EBITDA as presented by our Company may not be comparable to similarly titled measures presented by other companies.

HARRAH'S ENTERTAINMENT, INC.
SUPPLEMENTAL INFORMATION
(UNAUDITED)

Calculation of Adjusted Earnings Per Share

	Second Quarter Ended		Six Months Ended
(In thousands, except per share amounts)	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Income before income taxes and minority interests	$145,397	$127,773	$277,424	$260,010
Add/(deduct):
Project opening costs and other items
True-up of Bluffs Run prior year's gaming tax accrual	(16,558)	—	(16,558)	—
Contribution to the Harrah's Foundation	10,000	—	10,000	—
Other	6,152	4,327	11,986	5,645
Loss on early extinguishment of debt	—	2,141	—	2,141

Adjusted income before income taxes and minority interests	144,991	134,241	282,852	267,796
Provision for income taxes	(53,074)	(48,564)	(103,445)	(97,838)
Minority interests	(1,935)	(3,735)	(4,025)	(6,895)

Adjusted income from continuing operations	89,982	81,942	175,382	163,063
Discontinued operations, net of tax	—	(1,250)	—	(433)
Add/(deduct):
Write-down of assets at Vicksburg, net of tax	—	460	—	460
Loss on sale of Harveys Colorado assets, net of tax	—	674	—	674

Adjusted net income	$89,982	$81,826	$175,382	$163,764

Diluted adjusted earnings per share	$0.79	$0.74	$1.55	$1.49

Weighted average common and common equivalent shares outstanding	113,573	110,373	112,967	110,168

HARRAH'S ENTERTAINMENT, INC.
SUPPLEMENTAL INFORMATION
(UNAUDITED)

Reconciliation of Property EBITDA to Income from operations
(In thousands)

Second Quarter Ended June 30, 2004	West Region	East Region	North Central Region	South Central Region	Managed and Other	Total
Revenues	$384,468	$193,893	$344,801	$186,992	$18,852	$1,129,006
Property operating expenses	(276,057)	(124,130)	(261,946)	(149,355)	(16,395)	(827,883)

a. Property EBITDA	108,411	69,763	82,855	37,637	2,457	301,123
Depreciation and amortization	(26,179)	(17,434)	(22,754)	(11,508)	(4,101)	(81,976)

Operating profit	82,232	52,329	60,101	26,129	(1,644)	219,147
Amortization of intangible assets	(181)	—	(1,018)	(8)	—	(1,207)
Income/(losses)on interests in nonconsolidated affiliates	—	—	—	22	(172)	(150)
Project opening costs and other items	(1,150)	(180)	14,429	(2,781)	(9,912)	406
Corporate expense	—	—	—	—	(15,802)	(15,802)

Income from operations	$80,901	$52,149	$73,512	$23,362	$(27,530)	$202,394*

Second Quarter Ended June 30, 2003	West Region	East Region	North Central Region	South Central Region	Managed and Other	Total
Revenues	$327,693	$205,973	$343,421	$180,243	$22,890	$1,080,220
property operating expenses	(244,261)	(127,234)	(268,936)	(142,721)	(13,453)	(796,605)

a. Property EBITDA	83,432	78,739	74,485	37,522	9,437	283,615
Depreciation and amortization	(27,600)	(14,580)	(20,667)	(12,330)	(3,833)	(79,010)

Operating profit	55,832	64,159	53,818	25,192	5,604	204,605
Amortization of intangible assets	(181)	—	(1,019)	—	—	(1,200)
Income/(losses) on interests in nonconsolidated affiliates	—	—	—	18	(42)	(24)
Project opening costs and other items	(375)	(1,169)	(442)	(2,315)	(26)	(4,327)
Corporate expense	—	—	—	—	(15,742)	(15,742)

Income from operations	$55,276	$62,990	$52,357	$22,895	$(10,206)	$183,312*

*
Total Income from operations as reported on this schedule corresponds with the amounts reported for the respective periods on our CONSOLIDATED SUMMARY OF OPERATIONS. See our CONSOLIDATED SUMMARY OF OPERATIONS for the additional income and expenses recorded in the determination of Net income and Earnings per share for the periods presented.

HARRAH'S ENTERTAINMENT, INC.
SUPPLEMENTAL INFORMATION
(UNAUDITED)

Reconciliation of Property EBITDA to Income from operations
(In thousands)

Six Months Ended June 30, 2004	West Region	East Region	North Central Region	South Central Region	Managed and Other	Total
Revenues	$748,599	$375,670	$688,488	$388,872	$36,543	$2,238,172
Property operating expenses	(539,476)	(244,747)	(531,434)	(308,999)	(24,923)	(1,649,579)

a. Property EBITDA	209,123	130,923	157,054	79,873	11,620	588,593
Depreciation and amortization	(51,765)	(34,014)	(44,681)	(21,717)	(7,871)	(160,048)

Operating profit	157,358	96,909	112,373	58,156	3,749	428,545
Amortization of intangible assets	(362)	—	(2,036)	(45)	—	(2,443)
(Losses)/income on interests in nonconsolidated affiliates	—	—	—	(83)	367	284
Project opening costs and other items	(2,006)	(187)	13,738	(3,970)	(13,003)	(5,428)
Corporate expense	—	—	—	—	(30,532)	(30,532)

Income from operations	$154,990	$96,722	$124,075	$54,058	$(39,419)	$390,426 *

Six Months Ended June 30, 2003	West Region	East Region	North Central Region	South Central Region	Managed and Other	Total
Revenues	$660,082	$384,422	$690,092	$360,317	$44,236	$2,139,149
Property operating expenses	(491,677)	(247,292)	(528,241)	(280,290)	(24,397)	(1,571,897)

a. Property EBITDA	168,405	137,130	161,851	80,027	19,839	567,252
Depreciation and amortization	(55,604)	(29,265)	(41,246)	(23,939)	(7,484)	(157,538)

Operating profit	112,801	107,865	120,605	56,088	12,355	409,714
Amortization of intangible assets	(363)	—	(2,036)	—	—	(2,399)
(Losses)/income on interests in nonconsolidated affiliates	—	—	—	(125)	39	(86)
Project opening costs and other items	(307)	(1,243)	(973)	(3,096)	(26)	(5,645)
Corporate expense	—	—	—	—	(27,846)	(27,846)

Income from operations	$112,131	$106,622	$117,596	$52,867	$(15,478)	$373,738*

*
Total Income from operations as reported on this schedule corresponds with the amounts reported for the respective periods on our CONSOLIDATED SUMMARY OF OPERATIONS. See our CONSOLIDATED SUMMARY OF OPERATIONS for the additional income and expenses recorded in the determination of Net income and Earnings per share for the periods presented.

Additional Information about the Merger and Where to Find It

        This document includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Harrah's and Caesars and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

        Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled "Risk Factors" and

"Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein): financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

        Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah's and Caesars disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

        Additional information about Harrah's is available on the World Wide Web at http://www.harrahs.com. Additional information about Caesars is available on the World Wide Web at http://www.caesars.com.

Additional Information about the Acquisition and Where to Find It

        In connection with the Acquisition, Caesars and Harrah's intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF HARRAH'S AND CAESARS ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Harrah's by directing a written request to: Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations or Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

        Harrah's, Caesars and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars and Harrah's in connection with the Acquisition. Information about those executive officers and directors of Harrah's and their ownership of Harrah's common stock is set forth in the Harrah's Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for Harrah's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2004. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Harrah's, Caesars and their respective executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

        This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.